Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-15581

Subject Company: CNL Restaurant Properties, Inc.

The attached materials were distributed on August 9, 2004 by CNL Restaurant Properties, Inc. The merger agreement relating to this transaction was filed by CNL Restaurant Properties, Inc. under cover of Form 8-K today and is incorporated by reference into this filing.

[CNL Restaurant Properties, Inc. Letterhead]

August 9, 2004

An Update from CNL Restaurant Properties, Inc.

Dear Financial Advisor:

CNL Restaurant Properties, Inc. (“CNL”), an unlisted and self-advised real estate investment trust (REIT) announced today that it has entered into agreements with U.S. Restaurant Properties, Inc. (NYSE:USV), a publicly traded REIT, and each of the 18 CNL Income Funds (“Income Funds”), public real estate limited partnerships, to combine operations and assets resulting in the largest restaurant real estate company/REIT in the United States. We anticipate closing this transaction in the first quarter of 2005; therefore, you and your clients are not required to do anything right now. Operational instructions will be provided to you in the coming months. We are committed to allowing sufficient time for you to prepare your clients for this transaction.

In keeping with our long-term strategy, this multi-fund transaction will create:

•	A single publicly listed company on the New York Stock Exchange with operations and management under the name of CNL Restaurant Properties, Inc.

•	$2.5 Billion in assets

•	A managed portfolio of approximately 3,000 properties located in 49 states

•	A diversified portfolio of some of the nation’s most well-known restaurant brands, including Applebee’s, Arby’s, Bennigan’s, Burger King, IHOP, Jack in the Box, KFC and Wendy’s

We have filed a report on Form 8-K, which includes the merger agreement and the attached press release as exhibits, with the SEC. We anticipate filing the initial Form S-4 Registration Statement/Joint Proxy Statement for review by SEC in mid-September. We will share this announcement and related information with investors during regular quarterly communications beginning with the Third Quarter Distributions mailing scheduled for the end of September. After the Prospectus/Proxy Statement has been reviewed and declared effective by the SEC, we will send the proxy statement to investors. Based on these requirements, we anticipate that the Prospectus/Proxy Statement will go out during the first quarter of 2005.

We are very excited about these developments and appreciate your continued confidence in CNL Restaurant Properties, Inc. We look forward to sharing updates with you over the next several months.

Regards,

/s/ JAMES M. SENEFF, JR.	/s/ CURTIS B. MCWILLIAMS
James M. Seneff, Jr. Chairman	Curtis B. McWilliams Chief Executive Officer

U.S. RESTAURANT PROPERTIES TO COMBINE WITH

CNL RESTAURANT PROPERTIES AND 18 CNL INCOME FUNDS TO

CREATE THE LEADING REAL ESTATE AND FINANCIAL SERVICES

COMPANY DEDICATED TO THE RESTAURANT INDUSTRY

Largest Restaurant REIT Will Offer ‘One-Stop’ Combination of Real Estate

Services and Financing Capability for Strategic Restaurant Transactions

Enhanced Liquidity and Earnings Accretion for Investors; Large and Diversified

$2.5 Billion, 49-State Portfolio; Significant Operating Synergies Expected

Company Uniquely Positioned to Capitalize On Increasing

M&A Activity in the Restaurant Industry

Dallas, Texas – August 9, 2004 – U.S. Restaurant Properties, Inc. (NYSE: USV) announced today that it has reached definitive agreements to merge with CNL Restaurant Properties, Inc. and 18 CNL Income Funds in a set of transactions that will create the leading restaurant real estate and financial services company in the United States, with the unique capability to offer major restaurant chains both real estate services and financing for strategic transactions.

The new company, which will continue to be traded on the NYSE and will operate under the CNL Restaurant Properties name, continuing as a self-advised REIT, will own 1,900 properties and have financial interests in a total of approximately 3,000 properties in 49 states, which will include leading brands such as Applebee’s, Arby’s, Bennigan’s, Burger King, Golden Corral, IHOP, Jack in the Box, KFC, Pizza Hut, TGI Friday’s and Wendy’s. With $2.5 billion in total assets, it will have the scale, financial resources and operating flexibility to capitalize on major investment and financing opportunities in one of America’s largest industries.

Pursuant to a merger agreement, CNL Restaurant Properties, Inc. will merge with and into U.S. Restaurant Properties, Inc. Additionally, pursuant to merger agreements between each CNL Income Fund and U.S. Restaurant Properties, each CNL Income Fund will merge with a separate wholly owned subsidiary of U.S. Restaurant Properties’ operating partnership. The transactions are expected to be accretive within the first year following the closing. With increased brand, tenant and geographic diversification, the combined portfolio will be the largest restaurant REIT in the United States.

“This compelling combination creates the unquestioned industry leader, providing scale and diversification, as well as earnings accretion and liquidity for investors,” said Robert Stetson, chief executive officer of U.S. Restaurant Properties. “The combined company will be the one-stop provider of comprehensive services and innovative financing to America’s leading restaurant operators. Not only will we own and trade properties, but we will provide the full range of financial services and M&A advisory expertise that owners and operators require today.”

Curtis McWilliams, the current president and chief executive officer of CNL Restaurant Properties, will assume the same positions at the new company upon close of the transactions, expected to take place in the first quarter of 2005. Mr. McWilliams, who has led CNL Restaurant Properties and its affiliated companies since 1997, is one of the industry’s most experienced executives, with an extensive background in investment banking and finance. Mr. Stetson will remain a director and be a major shareholder of the new company. The board of directors of the new company will consist of members from each of the companies’ current boards.

“I’ve long admired CNL Restaurant Properties and Curtis McWilliams, who brings exactly the right set of skills in restaurant finance to capitalize on this outstanding platform,” said Mr. Stetson. “Speaking as a shareholder, I believe this is a transforming transaction. These companies emerged from the volatility in the industry in 1999-2002 – when many of our competitors went out of business – as the clear leaders in restaurant real estate, which underscores the strength and durability of our strategic approach. I am delighted to have an ongoing role in the company as a board member.”

‘The One Place to Go’ in Restaurant Real Estate

Mr. McWilliams said, “U.S. Restaurant Properties and CNL Restaurant Properties together represent nothing less than the one place to go for restaurant real estate investors and industry owners and operators. This transaction comes at a time when many owners and operators are looking for innovative ways to leverage the significant restaurant real estate on their balance sheets. We can now provide a comprehensive range of products and services, based on a deep understanding of the industry: how it works, what it needs, and where it is going. In addition, our increased size and shareholder base gives us much greater access to the capital markets.

“We are offering our shareholders a unique combination of an income stream associated with well-located and diversified real estate properties, as well as the opportunity to participate in the growth of the company as we expand our financial services business,” he continued. “I am especially pleased that we will continue to have Bob Stetson’s counsel as a board member of the new company, and I look forward to working closely with him. Bob is one of the most highly respected executives in our industry, and we will benefit tremendously from his guidance and insight.”

The combined company’s main lines of business will include sale/leaseback financing, property management, lease and loan servicing, mergers and acquisitions advisory services, investment and merchant banking, restaurant real estate development, and trading restaurant properties in the growing 1031 exchange market. These lines of business are all practiced by one or both companies now, but their breadth will be greatly enhanced by the merger. The combined company will also offer a broad array of complementary financial services such as portfolio lending and treasury and cash management. Additionally, as one of the most active boutique M&A firms serving the restaurant industry, the company will also have the experience, capital and scale to capitalize on the recent upsurge of M&A activity in the sector.

18 CNL Income Funds to Merge With Subsidiaries of U.S. Restaurant Properties

Concurrent with the CNL Restaurant Properties transaction, U.S. Restaurant Properties has agreed to merge each of the 18 CNL Income Funds, which specialize in owning triple-net lease restaurant properties, into U.S. Restaurant Properties subsidiaries. Total consideration for these mergers, assuming all of the CNL Income Funds participate, will be approximately $540 million, of which approximately $450 million will be cash, with the balance made up of newly issued U.S. Restaurant Properties Series A Convertible Preferred Stock.

Robert Bourne, General Partner of the CNL Income Funds, said, “When we created each of the CNL Income Funds, we established a goal to provide a consistent income return to our investors, even through fluctuations and instability in the restaurant real estate markets. With this transaction, we will have met that objective and provided liquidity to our investors. The name-brand restaurant properties that comprise the CNL Income Funds portfolios are an excellent complement to the portfolios of U.S. Restaurant Properties and CNL Restaurant Properties.”

The CNL Income Funds, which were formed between 1986 and 1997, own approximately 500 triple-net lease restaurant properties, including restaurants operating under the Jack in the Box, Golden Corral, and Wendy’s brands.

American Restaurant Industry Continues to Grow as Operators Seek Innovative Service and Finance Solutions

Currently, demographic trends are working in the restaurant industry’s favor: Younger Americans see restaurants as an integral part of their lives, and the National Restaurant Association projects that 53 percent of every food dollar will be spent on restaurants by 2010. The restaurant industry, which represents about 5 percent of U.S. GDP and employs about 11 percent of the U.S. work force, forecasts 5.2 percent annual growth through 2006.

The new company will be well positioned to capitalize on positive industry trends, with a unique platform to provide a variety of capital resources for new development, acquisition, divestiture, diversification and recapitalization of restaurant real estate. The company will have unparalleled capacity to provide large and sophisticated transactions to the major restaurant chains.

•	The combined company will be the leading provider of triple-net lease financing to the restaurant industry, providing consistent capital at competitive rates with all the benefits of off-balance sheet financing.

•	The company will have a comprehensive set of merchant banking and advisory services for large restaurant operators.

•	The company will have an increased ability to source assets for the 1031 exchange properties program from the combined company. It will offer investors interested in restaurant real estate the industry’s most substantial and diverse stable of properties.

Transactions Expected to be Accretive to Shareholders

•	The transactions are expected to be accretive to funds from operations (FFO), net income, and cash available for distribution (CAD) within the first year following the closing.

•	The transactions will generate significant operating synergies through the leveraging of the existing CNL Restaurant Properties management team over a larger operating base, elimination of redundancies in operations, and reduction of overall financing expenses.

•	CNL Restaurant Properties shareholders will receive 0.7742 shares of U.S. Restaurant Properties common stock and 0.16 shares of newly issued U.S. Restaurant Properties 7.5% Series C Redeemable Convertible Preferred Stock for each share of CNL Restaurant Properties common stock held. The 7.5% Series C Redeemable Convertible Preferred Stock has a conversion price of $19.50 per share and a liquidation value of $25 per share. CNL Restaurant Properties currently has approximately 45 million shares outstanding.

•	The transactions have been unanimously approved by the Boards of Directors of U.S. Restaurant Properties and CNL Restaurant Properties, as well as the general partners of each of the CNL Income Funds. The transactions are subject to approval from CNL Restaurant Properties and U.S. Restaurant Properties shareholders, as well as from the limited partners of each of the 18 CNL Income Funds. The transactions are also subject to securing adequate financing and customary regulatory approvals.

U.S. Restaurant Properties was advised by and received a fairness opinion from Morgan Keegan & Company. CNL Restaurant Properties was advised by Banc of America Securities, and received fairness opinions from both Banc of America Securities and Legg Mason. The general partners of the CNL Income Funds were advised by and received fairness opinions from Wachovia Securities.

The U.S. Restaurant Properties and CNL Restaurant Properties management teams will host a conference call and webcast for the investment community today, August 9, 2004, at 11:00 a.m. ET to discuss the agreements announced this morning. The call may be accessed toll free at (877) 691-0877, or via webcast by going to http://www.companyboardroom.com/company.asp?ticker=usv&client=cb at least 15 minutes prior to the start of the call. A web replay will be available shortly after the call for 14 days. A digital replay of the conference call will be available until midnight August 22, 2004 by dialing (877) 519-4471 and entering reference number 4973960.

U.S. Restaurant Properties, Inc. is a fully-integrated, self-administered and self-managed real estate investment trust (REIT). The Company focuses primarily on acquiring, owning and leasing restaurant properties. The Company also owns and leases a number of service station properties, most of which include convenience stores (referred to as C&Gs). At June 30, 2004, the Company’s portfolio consisted of 787 properties. U.S. Restaurant Properties, Inc. leases its properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands such as Applebee’s®, Arby’s®, Burger King®, Captain D’s®, Chili’s®, Dairy Queen®, Hardee’s®, Pizza Hut®, Popeyes®, Shoney’s® and Taco Cabana®. The Company’s C&G tenants are affiliated with major oil brands such as Fina®, Phillips 66® and Shell®.

CNL Restaurant Properties, Inc. is the largest self-advised restaurant real estate investment trust (REIT) in the United States. CNL provides a complete range of financial, real estate and advisory services to operators of national and regional restaurant chains.

CNL Income Funds are 18 publicly held, all cash, real estate limited partnerships formed between 1986 and 1997. The Funds invest in land and free-standing buildings that are triple-net leased to operators of fast-food, family-style and casual-dining restaurants, representing nationally or regionally-recognized, top-tier chains.

Media Contacts

U.S. Restaurant Properties, Inc.

Erin Koechel

(972) 387-1487 x128

CNL Restaurant Properties, Inc.

Leslie Kinnaird

(407) 540-2032

CNL Income Funds

Carolyn Gosselin

(407) 540-2505

This communication is not a solicitation of a proxy or consent from any security holder of U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. or the 18 CNL Income Funds, and U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds will be filing with the Securities and Exchange Commission a joint prospectus/proxy statement to be mailed to security holders and other relevant documents concerning the planned mergers involving U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds. WE URGE INVESTORS TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by U.S. Restaurant Properties, Inc. will be available free of charge from U.S. Restaurant Properties, Inc. Investor Relations, 12240 Inwood

Road, Suite 300, Dallas, TX 75244. Documents filed with the SEC by CNL Restaurant Properties, Inc. and the 18 CNL Income Funds will be available free of charge from CNL Investor Relations, 450 South Orange Avenue, Orlando, FL 32801.

The respective directors and executive officers of U.S. Restaurant Properties, Inc. and CNL Restaurant Properties and the general partners of the 18 CNL Income Funds and other persons may be deemed to be participants in the solicitation of proxies or consents in respect of the proposed mergers. Information regarding U.S. Restaurant Properties, Inc.’s directors and executive officers is available in its proxy statement filed with the SEC by U.S. Restaurant Properties, Inc. on April 19, 2004, and information regarding CNL Restaurant Properties, Inc.’s directors and executive officers is available in its proxy statement filed with the SEC by CNL Restaurant Properties, Inc. on April 7, 2004. Information relating to the 18 CNL Income Funds’ general partners is available in the annual report on Form 10-K filed with the SEC by each of the 18 CNL Income Funds in March 2004. Other information regarding the participants in the proxy or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Statements in this press release regarding the proposed mergers discussed herein which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the stockholders or limited partners to approve the mergers and the risk that the businesses of the companies will not be integrated successfully. In addition, the ability of the combined companies to achieve the expected revenues, accretion and synergy savings also will be subject to the effects of competition, the effects of general economic and other factors beyond the control of the combined companies, and other risks and uncertainties described from time to time in public filings with the SEC.

Transaction Fact Sheet

TRANSACTION OVERVIEW

The merging of U.S. Restaurant Properties, CNL Restaurant Properties and the 18 CNL Income Funds will create a public company that will be the leading provider of triple-net lease financing to the restaurant industry and the largest publicly traded restaurant REIT in the United States. The new company will be traded on the NYSE under the name of CNL Restaurant Properties and is expected to:

- Manage financial interests in approximately 3,000 properties in 49 states
- Have $2.5 billion in total assets
- Have a diversified portfolio of some of nation's most well-known restaurant brands, including:

TERMS

- For each share of CNL Restaurant Properties, Inc. common stock held, CNL shareholders will receive:
  - .7742 shares of U.S. Restaurant Properties common stock
  - .16 shares of newly issued U.S. Restaurant Properties 7.5% Series C Redeemable Convertible Preferred Stock
    - Liquidation value of $25 per share
    - Convertible into U.S. Restaurant Properties common stock at $19.50 per share

- The 18 CNL Income Funds will merge with subsidiaries of U.S. Restaurant Properties for total consideration of approximately $540 million:
  - Approximately $450 million cash
  - Balance consisting of Ulysses Series A Convertible Preferred stock
    - Liquidation value of $25 per share
    - Convertible into U.S. Restaurant Properties common stock at $26.64 per share

ANTICIPATED	August 9, 2004	Announcement of Transaction
TIMELINE	September 2004	File Form S-4 Registration Statement/Joint Proxy Statement with SEC
	December 2004	SEC declares Form S-4 effective
	January 2005	Mail Joint Prospectus Proxy Statement
	March 2005	Complete transaction

COMBINED	CNL Restaurant Properties, Inc.
COMPANY	Headquarters: Orlando, Florida
MANAGEMENT
At close of transaction	Executive/Management Team
Curtis B. McWilliams, President and CEO
Steven D. Shackelford, COO and CFO
Michael T. Shepardson, EVP & President CNL Advisory Services, LLC
Robert A. Chapin, EVP & National Sales Manager
T. Glenn Kindred, Jr., SVP of CNL Restaurant Investments, Inc.
Robert E. Lawless, SVP of Finance & Treasurer
Ixchell C. Duarte, SVP & Controller
John L. Farren, SVP of Systems & Asset Management
Martin E. Steinberger, SVP of Investment Property Sales

Board of Directors (Anticipated)
James M. Seneff, Jr., Chairman of CNL Restaurant Properties
Robert A. Bourne, Vice Chairman of CNL Restaurant Properties
Curtis B. McWilliams, President & CEO of CNL Restaurant Properties
G. Richard Hostetter, Esq., (Independent) CNL Restaurant Properties
Richard C. Huseman, (Independent) CNL Restaurant Properties
J. Joseph Kruse, (Independent) CNL Restaurant Properties
Robert J. Stetson, CEO and Director of U.S. Restaurant Properties
James H. Kropp, (Independent) U.S. Restaurant Properties
G. Steven Dawson, U.S. Restaurant Properties

HISTORY	CNL Restaurant Properties, Inc.

CNL Restaurant Properties, Inc. (“CNL”) is the largest self-advised restaurant real estate investment trust (REIT) in the United States. CNL provides a complete range of financial, real estate and advisory services to operators of national and regional restaurant chains. CNL ‘s ability to offer comprehensive financing options such as triple-net leasing and senior debt financing and treasury management services, as well as real estate and investment banking services, gives the company a unique position in the restaurant industry as a strategic partner, not just a purveyor of financing.

U.S. Restaurant Properties

U.S. Restaurant Properties, Inc. is a fully-integrated, self-administered and self-managed real estate investment trust (REIT). The Company focuses primarily on acquiring, owning and leasing restaurant properties. The Company also owns and leases a number of service station properties, most of which include convenience stores (referred to as C&Gs). At June 30, 2004, the Company’s portfolio consisted of 787 properties. U.S. Restaurant Properties, Inc. leases its properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands such as Applebee’s®, Arby’s®, Burger King®, Captain D’s®, Chili’s®, Dairy Queen®, Hardee’s®, Pizza Hut®, Popeyes®, Shoney’s® and Taco Cabana®. The Company’s C&G tenants are affiliated with major oil brands such as Fina®, Phillips 66® and Shell®.

CNL Income Funds

The CNL Income Funds are 18 publicly-held, all cash, real estate limited partnerships. The CNL Income Funds were formed to invest in land and free-standing buildings that are triple-net leased to operators of fast-food, family-style and casual-dining restaurants, representing nationally or regionally-recognized, top-tier chains.

MEDIA CONTACT INFORMATION	U.S. Restaurant Properties	CNL Income Funds	CNL Restaurant Properties

	Erin Koechel: (972) 387-1487 x 128	Carolyn Gosselin: (407) 540-2505	Leslie Kinnaird: (407) 540-2032

INVESTOR RELATIONS	CNL Client Services Toll free (866) 650-0650 www.cnlonline.com	U.S. Restaurant Properties (972) 387-1487 www.usrp.com

This communication is not a solicitation of a proxy or consent from any security holder of U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. or the 18 CNL Income Funds, and U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds will be filing with the Securities and Exchange Commission a joint prospectus/proxy statement to be mailed to security holders and other relevant documents concerning the planned mergers involving U.S. Restaurant Properties, Inc., CNL Restaurant Properties, Inc. and the 18 CNL Income Funds. WE URGE INVESTORS TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by U.S. Restaurant Properties, Inc. will be available free of charge from U.S. Restaurant Properties, Inc. Investor Relations, 12240 Inwood Road, Suite 300, Dallas, TX 75244. Documents filed with the SEC by CNL Restaurant Properties, Inc. and the 18 CNL Income Funds will be available free of charge from CNL Investor Relations, 450 South Orange Avenue, Orlando, FL 32801.

The respective directors and executive officers of U.S. Restaurant Properties, Inc. and CNL Restaurant Properties and the general partners of the 18 CNL Income Funds and other persons may be deemed to be participants in the solicitation of proxies or consents in respect of the proposed mergers. Information regarding U.S. Restaurant Properties, Inc.’s directors and executive officers is available in its proxy statement filed with the SEC by U.S. Restaurant Properties, Inc. on April 19, 2004, and information regarding CNL Restaurant Properties, Inc.’s directors and executive officers is available in its proxy statement filed with the SEC by CNL Restaurant Properties, Inc. on April 7, 2004. Information relating to the 18 CNL Income Funds’ general partners is available in the annual report on Form 10-K filed with the SEC by each of the 18 CNL Income Funds in March 2004. Other information regarding the participants in the proxy or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Statements herein regarding the proposed mergers discussed herein which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the stockholders or limited partners to approve the mergers and the risk that the businesses of the companies will not be integrated successfully. In addition, the ability of the combined companies to achieve the expected revenues, accretion and synergy savings also will be subject to the effects of competition, the effects of general economic and other factors beyond the control of the combined companies, and other risks and uncertainties described from time to time in public filings with the SEC.